UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Credit Agreement Amendment

On April 29, 2015, UCI Holdings Limited (the “Company,” “we,” “us” and “our”) announced that it is seeking an amendment to the credit agreement governing its senior secured credit facilities (the “Credit Agreement”) to facilitate potential asset sales. The amendment to the Credit Agreement seeks to amend the asset sale covenant to permit asset sales subject to pro forma compliance with a certain senior secured leverage ratio and permit the addition and release of one or more wholly-owned subsidiaries as borrowers under the Credit Agreement. There can be no assurance as to the results of the Credit Agreement amendment process.

Preliminary Results for the Quarter ended March 31, 2015

In connection with the Credit Agreement amendment process, the Company is furnishing a press release related to certain anticipated financial results as of and for the three months ended March 31, 2015. A copy of the press release is furnished as Exhibit 99.1 to this report.

While we have yet to finalize the financial statements of the Company as of and for the three months ended March 31, 2015, certain preliminary estimated financial information underlying its results of operations and financial position is available. The preliminary estimated financial information has been prepared by, and is the responsibility of, our management and does not represent a comprehensive statement of the financial results for the Company as of and for the three months ended March 31, 2015. Grant Thornton LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary estimated financial information. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. The financial results for the Company as of and for the three months ended March 31, 2015 may be materially different from the preliminary estimated financial information as the quarterly financial close process is not complete and additional developments and adjustments may arise between now and the time the financial results for this period are finalized. Accordingly, you should not place undue reliance on the preliminary estimated financial information.

Forward Looking Statement

This report may contain forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to: volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations; the economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers; we face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively; the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales and reducing our margins; the introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts; increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability; entering new markets and developing new products poses commercial risks; our relationship with AutoZone creates risks associated with a concentrated net sales source; our contracts with our customers are generally short-term and do not require the purchase of a minimum amount; the consolidation of our customers can have adverse effects on our business; we could be materially adversely affected by changes or imbalances in currency exchange and other rates; increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability; we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business; if we are unable to meet future capital requirements, our business may be adversely affected; it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive; environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us; our intellectual property may be misappropriated or subject to claims of infringement; time, effort and costs associated with the strategic review currently ongoing could have an adverse effect upon our business; our substantial indebtedness could adversely affect our ability to fulfill our obligations under our 8.625% Senior Notes due 2019 (the “Senior Notes”); restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility; the outcome of legal proceedings; the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2014 Annual Report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 4, 2015; and risks related to other factors discussed in our periodic reports filed with the SEC. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this report in the context of these risks and uncertainties.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: April 29, 2015	By:	/s/ Ricardo F. Alvergue
	Name:	Ricardo F. Alvergue
	Title:	Chief Financial Officer